UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 19, 2014

Crown Castle International Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-16441	76-0470458
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1220 Augusta Drive

Suite 600

Houston, TX 77057

(Address of Principal Executive Office)

Registrant’s telephone number, including area code: (713) 570-3000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 — ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On September 19, 2014, Crown Castle International Corp. (“Company”) entered into an Agreement and Plan of Merger (“Merger Agreement”) with Crown Castle REIT Inc., a wholly-owned subsidiary of the Company (“CCR”), pursuant to which the Company will merge with and into CCR (“Merger”), with CCR continuing as the surviving entity of the Merger. Effective at the time of the Merger, CCR will be renamed “Crown Castle International Corp.” and will succeed to the assets, continue the business and assume the obligations of the Company. In the Merger, holders of common stock, par value $0.01 per share, of the Company will receive a number of shares of common stock, par value $0.01 per share, of CCR equal to, and in exchange for, the number of shares of common stock of the Company such holders own. The holders of 4.50% Mandatory Convertible Preferred Stock, Series A, par value $0.01 per share, of the Company will receive a number of shares of 4.50% Mandatory Convertible Preferred Stock, Series A, par value $0.01 per share, of CCR equal to, and in exchange for, the number of shares of 4.50% Mandatory Convertible Preferred Stock, Series A, of the Company such holders own.

As previously disclosed, the Company began operating as a real estate investment trust (“REIT”) for U.S. federal income tax purposes effective January 1, 2014. Although the REIT rules do not require the completion of the Merger described above, the Company intends to complete the Merger to facilitate its continued compliance with the REIT rules by ensuring the effective adoption of certain charter provisions that implement REIT-related ownership limitations and transfer restrictions related to the Company’s capital stock. Consummation of the Merger is subject to certain conditions, including approval by the Company’s common stockholders and other customary closing conditions. The Company reserves the right to cancel or defer the Merger, even if the Company’s common stockholders vote to adopt the Merger Agreement and the other closing conditions are satisfied or waived, if the board of directors of the Company determines that the Merger is no longer in the best interests of the Company and its stockholders.

The foregoing description of the Merger Agreement does not purport to be a complete description of the terms and provisions of the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit 2.1.

Cautionary Language Regarding Forward-Looking Statements

This Report contains forward-looking statements that are based on current expectations of the Company’s management. Such statements include plans, projections and estimates regarding the proposed Merger, the effects of the adoption of certain charter provisions and the special meeting of the Company’s stockholders. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including prevailing market conditions and other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. More information about potential risk factors that could affect the Company and its results is included in the Company’s filings with the Securities and Exchange Commission (“SEC”). The term “including,” and any variation thereof, means “including, without limitation.”

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval. CCR has filed with the SEC a registration statement on Form S-4 containing a proxy statement of the Company and a prospectus of CCR with respect to the proposed Merger. The registration statement has not yet become effective. Notice of a special meeting and a definitive proxy statement/prospectus are expected to be mailed to holders of shares of common stock of the Company and 4.50% Mandatory Convertible Preferred Stock of the Company as of the record date to be determined by the Company’s board of directors. INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain documents filed with the SEC by the Company and CCR free of charge by contacting Investor Relations, Crown Castle International Corp., 1220 Augusta Drive, Suite 600, Houston, Texas 77057, 713-570-3050, or you may visit the investor relations section of the Company’s website at http://investor.crowncastle.com for copies of any such document.

The Company, its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from holders of common stock of the Company in connection with the proposed Merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in connection with the proposed Merger will be included in the Form S-4 and proxy statement/prospectus. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY AND THEIR OWNERSHIP OF CAPITAL STOCK OF THE COMPANY IS SET FORTH IN THE PROXY STATEMENT FOR THE COMPANY’S 2014 ANNUAL MEETING OF STOCKHOLDERS. INVESTORS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH PARTICIPANTS BY READING THE FORM S-4 AND PROXY STATEMENT/PROSPECTUS FOR THE PROPOSED MERGER.

Investors should read the Form S-4 and proxy statement/prospectus carefully before making any voting or investment decisions.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, by and between Crown Castle International Corp. and Crown Castle REIT Inc., dated September 19, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CROWN CASTLE INTERNATIONAL CORP.

By:	/s/ E. Blake Hawk

Name:	E. Blake Hawk
Title:	Executive Vice President and General Counsel

Date: September 22, 2014

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, by and between Crown Castle International Corp. and Crown Castle REIT Inc., dated September 19, 2014